NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114
816.237.7000

September 29, 2008

Ms. Jessica Barberich
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

VIA Facsimile (202.272.9210) and Overnight Mail

Re:  NovaStar Financial, Inc.
     Form 10-K for the year ended December 31, 2007
     Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
     File No. 1-13533

Dear Ms. Barberich:

NovaStar Financial, Inc. (the "Company") is writing this letter in response to the letter received from the staff of the Securities and Exchange Commission
(the "Staff" or the "Commission") dated September 18, 2008, in which the
Commission requested additional information regarding and commented on the
Company's Form 10-K and 10-Q filings referenced above.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans - Held in Portfolio, page 11

1. Please tell us how you determined that as of June 30, 2008, you were no longer receiving excessive benefit from the derivative instruments relating to the NHES 2007-1 securitization and that you have relinquished all control over the receivables.

On February 28, 2007, the Company completed the securitization of $1.9 billion of mortgage loans (NHES 2007-1). Along with the mortgage loans, the Company transferred interest rate caps and swaps with a notional amount of $1.1 billion into the NHES 2007-1 securitization trust. The trust issued various tranches of securities ("bonds"), with the higher rated bonds being purchased by third party investors, and the lowest rated bonds and unrated residual bonds being retained by the Company.

United States Securities and Exchange Commission
September 29, 2008

At the time of the transaction in February 2007, management performed an assessment of the impact of the derivatives on the cash flows of the securitization to determine appropriate accounting treatment under Statement of
Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing
of Financial Assets and Extinguishments of Liabilities - a replacement of FASB
Statement No. 125" (SFAS 140). Management structured the NHES 2007-1 transaction with the intention that the securitization trust be a qualifying special purpose entity (QSPE) in order for the transfer to be accounted for as a sale in accordance with SFAS No. 140. However, based on the results of this analysis, management concluded that the NHES 2007-1 transaction should be accounted for as a secured borrowing transaction since it did not meet the requirements of paragraph 40(c) of SFAS No. 140. Paragraph 40(c) expands upon clause (2) of paragraph 35(c), which states that in order to be a qualifying special purpose entity (QSPE), a trust may hold only (among other specified assets) "passive derivative financial instruments that pertain to beneficial interests (other than another financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents." Paragraph 40(c) states "a derivative financial instrument pertains to beneficial interests issued only if it has characteristics that relate to, and partly or fully but not excessively counteract, some risk associated with those beneficial interests or the related transferred assets." (emphasis added)

When assessing the impact of the derivatives, management prepared detailed cash flow forecasts of the bonds issued by the trust. These forecasts were prepared
("shocked") for a variety of increasing and decreasing interest rate scenarios and for scenarios with and without the cash flow from the transferred derivatives. At the time of securitization, these analyses clearly indicated
that the cash flows from the derivatives benefited the bonds retained by the
Company disproportionately to those bonds sold to third parties. As a result of this analysis, management concluded that the securitization trust did not meet the requirements to be a QSPE due to failing the paragraph 40(c) test described above, and, consequently, the assets were not derecognized and the issued bonds were treated as secured borrowing.

During 2007 and continuing in 2008, the mortgage loans in the NHES 2007-1 securitization trust incurred substantial losses. This had a direct impact on the cash flow benefit derived from the interest rate caps and swaps included in the NHES 2007-1 securitization since the cash flows from the derivatives are first pledged to the senior bondholders in the event that mortgage loan cash flow becomes insufficient to cover principal and interest payments. In accordance with management's interpretation of SFAS 140, paragraph 55, management has an ongoing requirement to determine if its original conclusions with respect to sale treatment and QSPE status have changed. Therefore, with respect to the tests required by paragraph 40(c), management performed an analysis of the benefit from derivatives as of June 30, 2008. Similar to previous assessments, a detailed cash flow analysis was prepared and stressed under different scenarios; this analysis indicated that the benefits received by the Company from the derivatives were no longer excessive and in fact occurred only immaterially in the most stressed scenario. Furthermore, management concluded that it is highly unlikely that any reversal of the performance trend will occur, and consequently that the benefit of the derivatives will now counteract risks associated with the beneficial interests held only by

United States Securities and Exchange Commission
September 29, 2008

third party bondholders. Management therefore concluded that the transferor met the requirements for sale treatment as outlined in paragraph 9, and that the securitization trust met all the requirement of paragraphs 35 and 40 of SFAS No.
140 as of June 30, 2008, and is now considered to be a qualifying special purpose entity. Consequently, pursuant to the guidance in paragraph 46, the trust is not to be included in the consolidated financial statements as of June
30, 2008, and derecognition of the assets and liabilities is appropriate.

Exhibits 31.1 and 31.2

2. Please confirm to us that you will revise your certifications, in all future filings, to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

We will revise our certifications, in all future filings, to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), consistent with the language set forth in Item
601(b)(31) of Regulation S-K.

The Company acknowledges the following:

     •    the Company is responsible for adequacy and accuracy of the disclosure in the filing;

     •    staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

     •    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

/s/ Rodney E. Schwatken

Rodney E. Schwatken
Chief Financial Officer

Cc:      Mr. W. Lance Anderson, NFI
         NFI Audit Committee
         Mr. Richard T. Lippoli, Deloitte & Touche LLP
         Mr. James Goettsch, Husch Blackwell Sanders LLP